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Subject to Completion Preliminary Term Sheet dated January 23, 2014	Filed Pursuant to Rule 433 Registration Statement No. 333-180289 (To Prospectus dated March 22, 2012 and Prospectus Supplement dated March 22, 2012)

Units	Pricing Date*	January , 2014
$1,000 principal amount per unit	Settlement Date*	February , 2014
CUSIP No.	Maturity Date*	February , 2017
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Digital Return Notes Linked to CMS30

▪	Maturity of approximately three years

▪	The payment at maturity will depend upon the level of the 30-Year U.S. Dollar Constant Maturity Swap Rate (“CMS30”) on a calculation day shortly before maturity:

▪	if CMS30 is greater than or equal to its level on the pricing date plus 1.52%, you will receive $1,000 per unit, plus a return of [15% to 20%] over the principal amount;

▪	if CMS30 is less than its level on the pricing date, you will receive $800 per unit, which is 20% less than the principal amount; and

▪	in all other cases, the notes will pay 100% of the principal amount.

▪	All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.

▪	No interest payments

▪	No listing on any securities exchange

The notes are being issued by HSBC USA Inc. (“HSBC”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See “Risk Factors” beginning on page TS-5 of this term sheet and beginning on page S-3 of the prospectus supplement.

The estimated initial value of the notes on the pricing date is expected to be between $940 and $970 per unit, which will be less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on page TS-2 and “Risk Factors” beginning on page TS-5 of this term sheet for additional information.

_________________________

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

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	Per Unit	Total
Public offering price(1)	$ 1,000.00	$
Underwriting discount(1)	$ 17.50	$
Proceeds, before expenses, to HSBC	$ 982.50	$
(1)	For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $982.50 per unit and $0.00 per unit, respectively. See as well “Supplement to the Plan of Distribution.”

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

January , 2014

Digital Return Notes Linked to CMS30, due February , 2017

Summary

The Digital Return Notes Linked to CMS30, due February   , 2017 (the “notes”) are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depends on the credit risk of HSBC and its ability to satisfy its obligations as they come due. The notes provide you with a fixed return equal to the Upper Redemption Amount if the Ending Rate of the Market Measure, which is the 30-Year U.S. Dollar Constant Maturity Swap Rate (“CMS30”), is greater than or equal to the Upper Reference Rate. If the Ending Rate is less than the Lower Reference Rate, you will receive the Minimum Redemption Amount, which is 20% less than the principal amount of your notes. In all other cases, the amount you receive at maturity will equal the principal amount. Payments on the notes will be calculated based on the $1,000 principal amount per unit and will depend on our credit risk and the performance of CMS30. See “Terms of the Notes” below.

The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value is determined by reference to our or our affiliates’ internal pricing models and reflects the implied borrowing rate we pay to issue market-linked notes, which is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, will reduce the economic terms of the notes (including the Upper Redemption Amount). The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

Terms of the Notes		Redemption Amount Determination
Issuer:	HSBC USA Inc. (“HSBC”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$1,000 per unit
Term:	Approximately three years
Market Measure:	30-Year U.S. Dollar Constant Maturity Swap Rate (“CMS30”), which appears on Reuters page ISDAFIX1 as of 11:00 A.M., New York City time. CMS30 will be determined by the calculation agent in the manner described in the section entitled “Other Terms of the Notes” on page TS-8 of this term sheet. CMS30 is more fully described beginning on page TS-9.
Reference Rate:	The level of CMS30 on the pricing date.
Ending Rate:	The level of CMS30 on the calculation day.
Minimum Redemption Amount:	$800 per unit. If you sell your notes before the maturity date, you may receive less than the Minimum Redemption Amount per unit.
Calculation Day:	Approximately the fifth scheduled U.S. Government Securities Business Day immediately preceding the maturity date.
Upper Reference Rate:	The Reference Rate plus 1.52%, as determined on the pricing date.
Upper Redemption Amount:	[$1,150 to $1,200] per unit, a [15% to 20%] return, to be determined on the pricing date.
Lower Reference Rate:	The Reference Rate, as determined on the pricing date.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $17.50 per unit as listed on the cover page and an additional charge of $7.50 per unit more fully described on page TS-11.
Calculation Agent:	Merrill Lynch Capital Services, Inc. (“MLCS”) and HSBC, acting jointly.

Digital Return Notes	TS-2

Digital Return Notes Linked to CMS30, due February , 2017

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) by calling 1-866-500-5408:

▪	Prospectus supplement dated March 22, 2012: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
▪	Prospectus dated March 22, 2012: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Our Central Index Key, or CIK, on the SEC Website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in the prospectus or the prospectus supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪ You anticipate that CMS30 will increase from the Reference Rate to an Ending Rate greater than or equal to the Upper Reference Rate.

▪ You are willing to risk a loss of 20% of your principal if the Ending Rate is less than the Lower Reference Rate.

▪ You accept that the return on the notes, if any, will be capped.

▪ You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪ You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, the implied borrowing rate and the fees charged, as described on page TS-2.

▪ You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪ You believe that CMS30 will decrease from the Reference Rate or that it will not increase to an Ending Rate greater than or equal to the Upper Reference Rate.

▪ You seek 100% principal protection or preservation of capital.

▪ You seek an uncapped return on your investment.

▪ You seek interest payments or other current income on your investment.

▪ You seek an investment for which there will be a liquid secondary market.

▪ You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Digital Return Notes	TS-3

Digital Return Notes Linked to CMS30, due February , 2017

Hypothetical Payments at Maturity

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount based on the hypothetical terms set forth below. The actual amount you receive and the resulting total rate of return will depend on the actual Reference Rate, Ending Rate, Upper Redemption Amount, Upper Reference Rate, Lower Reference Rate, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes. The examples are based on:

1)	a Reference Rate of 3.734%;
2)	a Lower Reference Rate of 3.734% (the Reference Rate);
3)	an Upper Reference Rate of 5.254% (the Reference Rate plus 1.52%);
4)	the Upper Redemption Amount of $1,175 per unit (the midpoint of the Upper Redemption Amount range); and
5)	the Minimum Redemption Amount of $800 per unit.

For recent actual levels of CMS30, see the section below, “30-Year Constant Maturity Swap Rate.” In addition, all payments on the notes are subject to issuer credit risk.

Example 1
Ending Rate: 5.600%
The Redemption Amount per unit is $1,175, which is a return of 17.5% of the principal amount. Because the Ending Rate is greater than or equal to the Upper Reference Rate, the Redemption Amount per unit for the notes will be the Upper Redemption Amount; in no event will the Redemption Amount exceed the Upper Redemption Amount.

Example 2
Ending Rate: 4.000%
The Redemption Amount per unit is $1,000. Because the Ending Rate is greater than or equal to the Lower Reference Rate, but less than the Upper Reference Rate, the Redemption Amount per unit for the notes will be the principal amount.

Example 3
Ending Rate: 2.500%
The Redemption Amount per unit is $800, which is a loss of 20% of the principal amount. Because the Ending Rate is less than the Lower Reference Rate, the Redemption Amount per unit for the notes will be the Minimum Redemption Amount.

Digital Return Notes	TS-4

Digital Return Notes Linked to CMS30, due February , 2017

Risk Factors

We urge you to read the section “Risk Factors” in the accompanying prospectus supplement. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying prospectus supplement and prospectus.

In addition to the risks identified below, you should review “Risk Factors” in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section “— Risks Relating to All Note Issuances.”

Your investment in the notes may result in a loss.

The notes do not guarantee the full return of your principal amount. If the Ending Rate is less than the Lower Reference Rate, you will receive at maturity the Minimum Redemption Amount, and you will lose 20% of the principal amount of your notes.

The Redemption Amount will not exceed the Upper Redemption Amount.

The Redemption Amount payable will be limited to the Upper Redemption Amount. Accordingly, even if CMS30 increases substantially as of the calculation day, your return will be limited to the return represented by the Upper Redemption Amount.

Your return on the notes may be less than the yield on a conventional fixed or floating rate debt security of comparable maturity.

There will be no periodic interest payments on the notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. Any return that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

The Redemption Amount is not linked to CMS30 at any time other than on the calculation day.

Even if CMS30 increases prior to the calculation day but then decreases on the calculation day to a level that is below the Upper Reference Rate, the Redemption Amount will be less than it would have been had the Redemption Amount been linked to CMS30 prior to such decrease. Although the actual level of CMS30 on the maturity date or at other times during the term of the notes may be higher than the Ending Rate, the Redemption Amount will be based solely on CMS30 on the calculation day.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are senior unsecured debt obligations of the Issuer, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC. Any payment to be made on the notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they become due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes. Because your return on the notes depends upon factors in addition to HSBC’s ability to pay its obligations, such as the level of CMS30, an improvement in HSBC’s credit ratings will not reduce the other investment risks related to the notes.

The notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the notes.

The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any.

We will determine the estimated initial value of the notes by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect the implied borrowing rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

Our implied borrowing rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities.

This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our implied borrowing rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt

Digital Return Notes	TS-5

Digital Return Notes Linked to CMS30, due February , 2017

securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price.

The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-11 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.

The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of CMS30 and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

We cannot assure you that there will be a trading market for your notes.

We will not list the notes on any securities exchange. If a secondary market exists, we cannot predict how the notes will trade, or whether that market will be liquid or illiquid. The development of a trading market for the notes will depend on various factors, including our financial performance and changes in the level of CMS30. The number of potential buyers of your notes in any secondary market may be limited. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

We anticipate that MLPF&S and one or more of its affiliates will act as a market-maker for the notes that it offers, but none of them is required to do so and may cease to do so at any time. Any price at which MLPF&S or one of its affiliates may bid for, offer, purchase, or sell the notes may be higher or lower than the applicable public offering price, and that price may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or transactions may affect the prices, if any, at which the notes might otherwise trade in the market. In addition, if at any time MLPF&S or one of its affiliates were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in that secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes and the Minimum Redemption Amount.

You have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. The impact of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe a specific factor’s expected impact on the market value of the notes, assuming all other conditions remain constant.

•	Changes in Interest Rates. Changes in prevailing interest rates may adversely impact CMS30 and the market value of the notes. In particular, if the level of CMS30 decreases, the value of the notes is likely to decrease. However, as the level of CMS30 increases or decreases, the market value of the notes is not expected to increase or decrease at the same rate. If you sell your notes prior to maturity, then you may receive less than the principal amount of your notes and the Minimum Redemption Amount. In addition, because the Redemption Amount for the notes will not exceed the Upper Redemption Amount, we do not expect that the notes will trade in any secondary market at a price that is greater than the Upper Redemption Amount.
•	Volatility of Market Interest Rates. Volatility is the term used to describe the size and frequency of market fluctuations. An unsettled international environment and related uncertainties may result in greater interest rate volatility, which may continue over the term of the notes. Increases or decreases in the volatility of CMS30 may have an adverse impact on the market value of the notes.
•	Economic and Other Conditions Generally. The general economic conditions of the capital markets in the U.S. and globally, as well as geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally, may affect CMS30 and the value of the notes.
•	Our Financial Condition and Creditworthiness. Our perceived creditworthiness, including any increases in our credit spreads and any actual or anticipated decreases in our credit ratings, may adversely affect the market value of the notes. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the notes. However, a decrease in our credit spreads or an improvement in our credit ratings will not necessarily increase the market value of the notes.
•	Time to Maturity. There may be a disparity between the market value of the notes prior to maturity and their value at maturity. This disparity is often called a time “value,” “premium,” or “discount,” and reflects expectations concerning CMS30 prior to the

Digital Return Notes	TS-6

Digital Return Notes Linked to CMS30, due February , 2017

maturity date. As the time to maturity decreases, this disparity will likely decrease, such that the value of the notes will approach the expected Redemption Amount to be paid at maturity.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

We, MLPF&S, and our respective affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other of our respective affiliates are potentially adverse to your interests as an investor in the notes. None of us, MLPF&S, and our respective affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Our trading, hedging and other business activities, and those of MLPF&S and our respective affiliates, may create conflicts of interest with you.

We, MLPF&S, or one or more of our respective affiliates may engage in trading activities related to CMS30 that are not for your account or on your behalf. We, MLPF&S, or one or more of our respective affiliates also may issue or underwrite other financial instruments with returns based upon CMS30. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, MLPF&S, and our respective affiliates may have in our proprietary accounts, in facilitating transactions for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We, MLPF&S, and our respective affiliates expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, MLPF&S, or our respective affiliates also may enter into hedging transactions relating to other notes or instruments that we or they issue, some of which may have returns calculated in a manner similar to that of the notes. We may enter into such hedging arrangements with one or more of our subsidiaries or affiliates, or with MLPF&S and one or more of their affiliates. Such a party may enter into additional hedging transactions with other parties relating to the notes and CMS30. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We, MLPF&S, and our respective affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases.

Our hedging activities may affect the market value of the notes.

We, MLPF&S, or one or more of our respective affiliates may engage in hedging activities that may increase or decrease the market value of the notes prior to maturity. In addition, we, MLPF&S, or one or more of our respective affiliates may purchase or otherwise acquire a long or short position in the notes. We, MLPF&S, or one or more of our respective affiliates, may hold or resell the notes. We cannot assure you that these activities will not affect the market value of the notes prior to maturity.

You must rely on your own evaluation of the merits of an investment linked to CMS30.

In the ordinary course of their businesses, we, the agents, and our respective affiliates may have expressed views on expected movements in CMS30, and may do so in the future. These views or reports may be communicated to our clients and clients of these entities. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to CMS30 may at any time have significantly different views from our views and the views of these entities. For these reasons, you are encouraged to derive information concerning CMS30 from multiple sources, and you should not rely on our views or the views expressed by these entities.

You will be required to include income on the notes over their term for tax purposes, even though you will not receive any payments until maturity.

The notes are considered to be issued with original issue discount. You will be required to include income on the notes over their term based upon a comparable yield, even though you will not receive any payments until maturity. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes.

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as debt instruments for U.S. federal income tax purposes. Accordingly, you should consider the tax consequences of investing in the notes, aspects of which are uncertain. See the section entitled “U.S. Federal Income Tax Summary.”

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

Digital Return Notes	TS-7

Digital Return Notes Linked to CMS30, due February , 2017

Other Terms of the Notes

General

The notes are part of a series of notes entitled “Notes, Series 1” that will be issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is described more fully in the prospectus and prospectus supplement. The following description of the notes supplements and, to the extent it is inconsistent with, supersedes the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this term sheet.

The notes will be issued in denominations of whole units. Each unit will have a principal amount of $1,000. You may transfer the notes only in whole units. The notes will mature on February , 2017.

Prior to maturity, the notes are not repayable at our option or your option. The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only.

Interest

No interest payments will be made on the notes.

Payment at Maturity

If the maturity date of the notes falls on a day that is not a business day, we will make the required payment on the next business day and no interest will accrue in respect of the payment made on the next business day.

A “U.S. Government Securities Business Day” is any day except a Saturday, a Sunday, or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

Unavailability of CMS30

If on the calculation day, CMS30 is not quoted on the Reuters Screen ISDAFIX1 Page, or any page substituted for that page, then CMS30 will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by three banks chosen by the calculation agent (which may include one of our affiliates) at approximately 11:00 a.m., New York City time, on that date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on the basis of a 360-day year consisting of twelve 30-day months, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to 30 years, commencing on the second U.S. Government Securities Business Day thereafter and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on the actual number of days in a 360-day year, is equivalent to USD-LIBOR-BBA, as quoted on the Reuters Screen LIBOR01 Page at 11:00 a.m., New York City time, with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the three banks chosen by it to provide a quotation of its rate. If at least three quotations are provided, the Ending Rate will be the arithmetic mean of the quotations. If two quotations are provided, the Ending Rate will be the arithmetic mean of the two quotations. If only one quotation is provided, the Ending Rate will equal that one quotation. If no quotations are available, then the Ending Rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 11:00 a.m., New York City time, on the calculation day.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding the Ending Rate, the Redemption Amount, U.S. Government Securities Business Days, and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Events of Default and Rights of Acceleration

If the notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in this free writing prospectus. In that case, the U.S. Government Securities Business Day immediately preceding the date of acceleration will be used as the calculation day for purposes of determining the Ending Rate, and the accelerated maturity date will be three business days after the accelerated calculation day. If CMS30 is unavailable that U.S. Government Securities Business Day, then the accelerated calculation day will be postponed for up to five scheduled U.S. Government Securities Business Days (in the same manner used for postponing the originally scheduled calculation day). The accelerated maturity date will also be postponed by an equal number of business days.

If the notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the notes. For more information, see “Description of Debt Securities — Senior Debt Securities — Events of Default” in the accompanying prospectus.

Digital Return Notes	TS-8

Digital Return Notes Linked to CMS30, due February , 2017

30-Year Constant Maturity Swap Rate

All disclosures contained in this term sheet regarding CMS30, including, without limitation, its computation, have been derived from publicly available sources. CMS30 is a “constant maturity swap rate” that measures the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 30 years. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, would be paid in exchange for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London Interbank Offered Rate and is a common rate of interest used in the swaps industry.

The fixed rate of interest payable on the hypothetical swap is established by ISDAFIX. On a daily basis, ISDAFIX provides average mid-market swap rates at selected maturities in six-major currencies. ISDAFIX rates are based on a mid-day and, in some markets, end-of-day polling of mid-market rates. ISDA established ISDAFIX in 1998 in co-operation with Reuters (now Thomson Reuters) and Intercapital Brokers (now ICAP plc.).

The fixed rate of interest payable on the hypothetical fixed-to-floating U.S. dollar interest rate swap is computed by taking the rates submitted by various dealers, eliminating the highest and lowest rates and calculating the simple average of the remaining rates. The rate provided by each dealer is intended to represent the mean of the rates at which that dealer would itself offer and bid a swap with a 30-year maturity for a notional amount deemed market size for that tenor to a dealer of good credit in the swap market. Dealers are selected by ISDA, ICAP and Thomson Reuters on the basis of reputation among dealers, credit standing, scale of activity in the relevant market, and perceived expertise in the relevant currency. Dealers that consistently fail to provide rates or provide rates that appear to be consistently off the market may be replaced at ISDA's discretion.

The following table sets forth the historical month-end levels of CMS30 from January 2008 through December 2013, which we obtained from Bloomberg, L.P. page USISDA30. The historical data on CMS30 is not necessarily indicative of the future performance of CMS30 or what the value of the notes may be. Any historical upward or downward trend in the level of CMS30 during any period set forth below is not an indication that the level of CMS30 is more or less likely to increase or decrease at any time over the term of the notes.

CMS30

	2008	2009	2010	2011	2012	2013
January	4.789%	3.318%	4.440%	4.284%	2.682%	3.017%
February	4.889%	3.460%	4.412%	4.291%	2.777%	2.939%
March	4.634%	3.254%	4.535%	4.316%	2.976%	2.984%
April	4.874%	3.609%	4.316%	4.167%	2.806%	2.801%
May	5.087%	4.183%	4.053%	3.973%	2.350%	3.238%
June	4.945%	4.171%	3.717%	4.103%	2.486%	3.466%
July	5.001%	4.255%	3.736%	3.844%	2.331%	3.716%
August	4.795%	4.114%	3.180%	3.187%	2.508%	3.708%
September	4.597%	3.914%	3.352%	2.713%	2.554%	3.666%
October	4.357%	4.202%	3.656%	2.999%	2.623%	3.609%
November	3.084%	4.049%	3.792%	2.752%	2.552%	3.762%
December	2.694%	4.564%	4.154%	2.607%	2.740%	3.910%

Digital Return Notes	TS-9

Digital Return Notes Linked to CMS30, due February , 2017

Movements in CMS30 have historically been correlated to some extent, but not exactly, to movements in the 30-year Constant Maturity Treasury Rate. Various factors that interrelate in complex ways may affect this correlation, and the future relationship between CMS30 and the 30-year Constant Maturity Treasury is uncertain. The 30-year Constant Maturity Treasury Rate expresses the yield to maturity on U.S. Treasury securities assuming a constant maturity of 30 years. This yield is interpolated from the yields of actual actively traded Treasury securities of 30 years. The 30-year Constant Maturity Treasury Rate is determined from fixed, constant maturity points and may not match the exact yield on any one specific 30-year Treasury security.

The graph below reflects the month-end CMS30 relative to the month-end 30-year Constant Maturity Treasury Rate during the period from January 2009 through December 2013. This historical correlation data is not necessarily indicative of the future correlation between CMS30 and the 30-year Constant Maturity Treasury Rate.

Historical Performance of CMS30 and CMT30

Digital Return Notes	TS-10

Digital Return Notes Linked to CMS30, due February , 2017

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, any purchase price paid by MLPF&S in the secondary market may be, in certain circumstances, closer to the amount that you paid for the notes than to the estimated initial value. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at a price that exceeds the estimated initial value.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, the issuer’s creditworthiness and transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of CMS30 and the $1,000 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors, including the issuer’s creditworthiness, interest rate movements, the volatility of CMS30, the tenor of the note and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $7.50 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

Digital Return Notes	TS-11

Digital Return Notes Linked to CMS30, due February , 2017

U.S. Federal Income Tax Summary

The following discussion supplements, and to the extent inconsistent supersedes, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. holders and non-U.S. holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as debt instruments for U.S. federal income tax purposes and as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” The balance of this discussion assumes that this characterization is proper and will be respected.

U.S. Holders

If the notes are properly characterized as contingent payment debt instruments for U.S. federal income tax purposes, such notes generally will be subject to U.S. Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement, a U.S. holder will be required to report original issue discount or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the notes. A U.S. holder of the notes generally will be required to include in income original issue discount in excess of actual cash payments received for certain taxable years.

The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 1.25% per annum (compounded annually). The hypothetical comparable yield is our current estimate of the comparable yield based upon market conditions as of the date of this term sheet. It has been determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the notes as if the notes had been issued on February 3, 2014 and were scheduled to mature on February 3, 2017. This tax accrual table is based upon a hypothetical projected payment schedule per $1,000 principal amount of the notes, which would consist of a single payment of $1,038.08 at maturity. The following table is for illustrative purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final term sheet.

Accrual Period	Interest Deemed to Accrue on the Notes During Accrual Period per Unit	Total Interest Deemed to Have Accrued on the Notes as of End of Accrual Period per Unit
February 3, 2014 to December 31, 2014	$11.36	$1,000.00
January 1, 2015 to December 31, 2015	$12.67	$1,011.36
January 1, 2016 to December 31, 2016	$12.83	$1,024.04
January 1, 2017 to February 3, 2017	$1.21	$1,036.87

Hypothetical Projected Redemption Amount = $1,038.08 per unit of the notes.

Upon a sale, exchange, retirement, or other disposition of the notes, a U.S. holder generally will recognize taxable gain or loss equal to the difference between the amount realized and that holder’s tax basis in the notes. A U.S. holder’s tax basis in the notes generally will equal the cost of the notes, increased by the amount of original issue discount previously accrued by the holder for the notes and reduced by any projected payments for previous periods on the notes. A U.S. holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments

Digital Return Notes	TS-12

Digital Return Notes Linked to CMS30, due February , 2017

previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. holder’s holding period for the notes. The deductibility of capital losses by a U.S. holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders” in the accompanying prospectus supplement for the material U.S. federal income tax consequences that will apply to non-U.S. holders of the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”) will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or otherwise complies with FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

These withholding and reporting requirements will generally apply to U.S. source periodic payments made after June 30, 2013 and to payments of gross proceeds from a sale or redemption made after December 31, 2016. If we determine withholding is appropriate with respect to the notes, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. However, the withholding tax will not be imposed on payments pursuant to obligations outstanding as of July 1, 2014. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing the legislation may be subject to different rules. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the notes.

Digital Return Notes	TS-13

Digital Return Notes Linked to CMS30, due February , 2017

ERISA Considerations

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MLPF&S or any of our other affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”), or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee, or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

Further, any person acquiring or holding the notes on behalf of any plan or with any plan assets shall be deemed to represent on behalf of itself and such plan that (x) the plan is paying no more than, and is receiving no less than, adequate consideration within the meaning of Section 408(b)(17) of ERISA in connection with the transaction or any redemption of the notes, (y) neither MLPF&S nor any of its affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) or otherwise acts in a fiduciary capacity with respect to the assets of the plan within the meaning of ERISA and (z) in making the foregoing representations and warranties, such person has applied sound business principles in determining whether fair market value will be paid, and has made such determination acting in good faith.

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.

Digital Return Notes	TS-14

Digital Return Notes Linked to CMS30, due February , 2017

Where You Can Find More Information

We have filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

Digital Return Notes	TS-15